SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

I. Activities and Remuneration of Outside Directors, etc.

1.	Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Remark	Name of Outside Directors
				Jin Jang(1) (Attendance rate: 89%)	Joon Park (Attendance rate: 100%)	Sung-Sik Hwang (Attendance rate: 89%)	Kun Tai Han (Attendance rate: 100%)

1	2017.01.23	Report on 2016 Q4 financial and operating results	Reported	—	—	—	—
		Report on resolutions passed by the management committee	Reported	—	—	—	—
		Report on operation of internal accounting controls	Reported	—	—	—	—
		Approval of FY2016 financial statements	Approved	For	For	For	For
		Approval of FY2016 annual business report	Approved	For	For	For	For
		Approval of FY2017 limits on issuance of bonds	Approved	For	For	For	For
		Approval of change in composition of Outside Director Nomination Committee	Approved	For	For	For	For

2	2017.02.10	Report on operation and evaluation of internal accounting control system	Reported	—	—	—	—
		Report on operation of the compliance system	Reported	—	—	—	—
		Approval of convening of the FY2016 Annual General Meeting of shareholders	Approved	For	For	For	For
		Approval of FY2016 AGM agenda items	Approved	For	For	For	For
		Approval of Consolidated & Separate Financial Statements of FY2016	Approved	For	For	For	For
		Appointment of Directors	Approved	For	For	For	For
		Appointment of Audit Committee Member	Approved	For	For	For	For
		Approval of Remuneration Limit for Directors in 2017	Approved	For	For	For	For

	Date	Agenda	Remark	Name of Outside Directors
				Jin Jang(1) (Attendance rate: 89%)	Joon Park (Attendance rate: 100%)	Sung-Sik Hwang (Attendance rate: 89%)	Kun Tai Han (Attendance rate: 100%)

3	2017.03.08	Approval of convening of the FY2016 Annual General Meeting of shareholders	Approved	Absent	For	For	For
		Approval of FY2016 AGM agenda items	Approved	Absent	For	For	For

4	2017.03.23	Approval of Chairman of Board of Directors election	Approved	For	For	For	For
		Approval of LG Twin Tower lease agreement	Approved	For	For	For	For
		Approval of transactions with significant shareholders	Approved	For	For	For	For
		Approval of remuneration for executive officers	Approved	For	For	For	For
		Approval of HR personnel policy revision for executive officers	Approved	For	For	For	For
		Approval of company advisor compensation to the retired executive officers who are outplaced in 2017	Approved	For	For	For	For
		Approval of the remuneration for board directors	Approved	For	For	For	For
		Approval of the short-term performance-based bonus targets for executive officers in 2017	Approved	For	For	For	For

	Date	Agenda	Remark	Name of Outside Directors
				Jin Jang(1) (Attendance rate: 89%)	Joon Park (Attendance rate: 100%)	Sung-Sik Hwang (Attendance rate: 89%)	Kun Tai Han (Attendance rate: 100%)

5	2017.04.25	Report on 2017 Q1 financial and operating results	Reported	—	—	—	—
		Approval of transactions with significant shareholders	Approved	For	For	For	For

6	2017.07.25	Report on resolutions passed by the management committee	Reported	—	—	—	—
		Report on 2017 Q2 financial and operating results	Reported	—	—	—	—
		Report on mid-long term strategy	Reported	—	—	—	—
		Approval of establishment of offshore subsidiaries & facility investment	Approved	For	For	For	For
		Approval of internal transaction	Approved	For	For	For	For
		Approval of change in base of remuneration for directors	Approved	For	For	For	For
		Approval of compensation for retired executive officers in 2017 serving as company advisors	Approved	For	For	For	For
		Approval of excutive officer apointments and compliance officer nomination	Approved	For	For	For	For

7	2017.09.18	Approval of investment in P9 Expansion	Approved	For	For	For	For

	Date	Agenda	Remark	Name of Outside Directors
				Jin Jang(1) (Attendance rate: 89%)	Joon Park (Attendance rate: 100%)	Sung-Sik Hwang (Attendance rate: 89%)	Kun Tai Han (Attendance rate: 100%)

8	2017.10.24	Report on 2017 Q3 financial and operating results	Reported	—	—	—	—
		Approval of HR personnel policy revision for board of directors and management committee	Approved	For	For	For	For

9	2017.11.30	‘Report on issuance of bonds in 2nd half of 2017	Reported
		Approval of executive officer appointments	Approved	For	For	Absent	For
		Approval of FY2018 limits on issuance of bonds	Approved	For	For	Absent	For
		Approval of capital contribution and guanrantee to offshore subsidiaries	Approved	For	For	Absent	For
		Review of FY2017 achievement and approval of business plan	Approved	For	For	Absent	For
		Approval of transactions with the largest shareholder and special persons concerned	Approved	For	For	Absent	For
		Approval of transaction limit with major shareholders and other related parties	Approved	For	For	Absent	For
		Approval of facility sales contract to offshore subsidiaries	Approved	For	For	Absent	For
		Approval of license agreement for LG brand	Approved	For	For	Absent	For

1)	2017.03.23 Jin Jang has been reappointed as a member of outside directors at FY2016 AGM

2.	Activities of Outside Directors, etc. in Committees of the Board of Directors

	Date	Agenda	Remarks
1	2017.01.23	The independent auditor’s report on audit progress	Reported
		Report of 2016 Q4 financial statements	Reported
		Report on review of 2016 Q4 financial statements	Reported
		Report on internal audit	Reported
		Report on FY2016 financial statements	Reported
		Report on the actual status regarding operation of the internal accounting management system	Reported
		Report on FY2016 annual business report	Reported
		Report on Audit Committee self-evaluation	Reported
2	2017.02.10	Evaluation on the actual status of the internal accounting management system	Approved
		Evaluation on the current status regarding operation of the internal monitoring system	Approved
		Drafting and submission of FY2016 audit report	Approved
		Approval of appointment of external auditor	Approved
		Report on review of FY2016 financial statements	Reported
		Report on operation of the compliance system	Reported
		Report on review of AGM agenda and documents	Reported
3	2017.03.23	Approval of appointment of Chairman of Audit Committee	Approved
4	2017.04.25	Approval of audit and relevant audit-services by the independent auditor	Approved
		The independent auditors report on audit progress	Reported
		Report on internal audit	Reported
		Report on review of 2017 Q1 financial statements	Reported
		Report on 2017 Q1 financial statements	Reported
5	2017.07.25	Approval of non-audit tax related services	Approved
		Approval of non-audit security related services	Approved
		The independent auditors report on audit progress	Reported
		Report on internal audit	Reported
		Report on review of 2017 Q2 financial statements	Reported
		Report on 2017 Q2 financial statements	Reported
6	2017.10.24	The independent auditors report on audit progress	Reported
		Report on 2017 Q3 financial statements	Reported
		Report on review of 2017 Q3 financial statements	Reported
		Report on internal audit	Reported

3.	Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)

	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	8,500	3,760	537	—

*	Remuneration limit for the total 7 directors, including 2 standing directors & 1 non-standing director.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to [5]% or more of 2016 Total Assets or Revenue.

(KRW Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio*(%)	Revenue Ratio*(%)
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	11,091,798	45	42
Sales/Purchase	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	2,471,914	10	9
Sales/Purchase	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	1,816,546	7	7
Sales/Purchase	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	1,493,978	6	6
Sales/Purchase	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	1,285,972	5	5
Sales/Purchase	LG Display Guangzhou Co., Ltd. (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	2,572,011	10	10
Sales/Purchase	LG Display Shenzhen Co., Ltd. (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	1,847,773	7	7
Sales/Purchase	LG Display Yantai Co., Ltd. (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	2,234,739	9	8
Sales/Purchase	LG Display (China) Co., Ltd. (Subsidiary)	Jan. 1, 2017 ~ Dec. 31, 2017	1,630,506	7	6
Sales/Purchase	LG Electronics Inc.(Largest Shareholder)	Jan. 1, 2017 ~ Dec. 31, 2017	2,529,466	10	10
Purchase, etc.	Serve one Co., Ltd. (Affiliate)	Jan. 1, 2017 ~ Dec. 31, 2017	1,379,404	6	5

*	Ratio in comparison with total assets or revenue, as applicable, in FY 2016

II-I. Individual Transactions of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 1% or more of 2016 Total Assets.

(KRW 100Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
Capital Contribution	LG Display Vietnam Haiphong Co. LTD (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2020	5,412.0	2.2
Guarantee for payment obligation	LG Display Vietnam Haiphong Co. LTD (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2026	6,494.4	2.6

*	Ratio in comparison with total assets in FY 2016

III. Reference Relating to AGM

1. Matters Relating to the Annual General Meeting

A.	Date and Time: 9:30 A.M., March 15, 2018 (Thursday)

B.	Venue : Guest House, LG Display Paju Display Cluster. 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Republic of Korea

2. Agenda for Meeting

A.	For Reporting

(1)	Audit Committee’s Audit Report

(2)	Fiscal Year 2017 Business Report

(3)	Transactions with Major Shareholders, etc.

B.	For Approval

(1)	Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2017 (Cash Dividend per share KRW 500)

(2)	Appointment of Directors

2-1: Appointment of outside director (Sung Sik Hwang)

2-2: Appointment of outside director (Byungho Lee)

2-3: Appointment of standing director (Sang Beom Han)

(3)	Appointment of Audit Committee Member (Sung Sik Hwang)

(4)	Remuneration Limit for Directors in 2018 (KRW 8.5 billion)

3. Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2017

(1) Business Performance in FY 2017

a. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2017, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2017, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2017 Financial highlights by business (based on K-IFRS)

(Unit: In 100millions of Won)

2017	Display Business
Sales	277,902
Gross Profit	53,656
Operating Profit (Loss)	24,616

b. Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2017 (%)
Display	Product/ Service/ Other Sales	Display Panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	25,794 (93%)
		Display Panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,996 (7%)
Total					27,790 (100%)

(1)	Based on ship-to-party.

(3)	Consolidated Financial Statements

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Assets
Cash and cash equivalents	4, 26	~~W~~	2,602,560	1,558,696
Deposits in banks	4, 26		758,078	1,163,750
Trade accounts and notes receivable, net	5, 14, 26 28		4,325,120	4,957,993
Other accounts receivable, net	5, 26		164,827	143,592
Other current financial assets	6, 26		27,252	28,016
Inventories	7		2,350,084	2,287,785
Prepaid income taxes			3,854	592
Other current assets	5		241,928	343,762

Total current assets			10,473,703	10,484,186
Deposits in banks	4, 26		11	13
Investments in equity accounted investees	8		122,507	172,683
Other non-current financial assets	6, 26		68,574	74,633
Property, plant and equipment, net	9		16,201,960	12,031,449
Intangible assets, net	10		912,821	894,937
Deferred tax assets	24		985,352	867,011
Other non-current assets	5		394,759	359,424

Total non-current assets			18,685,984	14,400,150

Total assets		~~W~~	29,159,687	24,884,336

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,875,090	2,877,326
Current financial liabilities	11, 26		1,452,926	667,909
Other accounts payable	26		3,169,937	2,449,517
Accrued expenses			812,615	639,629
Income tax payable			321,978	257,082
Provisions	13		76,016	55,972
Advances received	14		194,129	61,818
Other current liabilities	13		75,991	48,966

Total current liabilities			8,978,682	7,058,219
Non-current financial liabilities	11, 26		4,150,192	4,111,333
Non-current provisions	13		28,312	8,155
Defined benefit liabilities, net	12		95,447	142,987
Long-term advances received	14		830,335	—
Deferred tax liabilities	24		24,646	32,108
Other non-current liabilities	13		70,563	69,146

Total non-current liabilities			5,199,495	4,363,729

Total liabilities			14,178,177	11,421,948

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,621,571	9,004,283
Reserves	15		(288,280)	(88,478)

Total equity attributable to owners of the Controlling Company			14,373,483	12,955,997

Non-controlling interests			608,027	506,391

Total equity			14,981,510	13,462,388

Total liabilities and equity		~~W~~	29,159,687	24,884,336

See accompanying notes to the consolidated financial statements.

b. Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share)	Note	2017		2016
Revenue	16, 17, 28	~~W~~	27,790,216	26,504,074
Cost of sales	7, 28		(22,424,661)	(22,754,270)

Gross profit			5,365,555	3,749,804

Selling expenses	19		(994,483)	(693,937)
Administrative expenses	19		(696,022)	(610,479)
Research and development expenses			(1,213,432)	(1,133,972)

Operating profit			2,461,618	1,311,416

Finance income	22		279,019	139,671
Finance costs	22		(268,856)	(266,186)
Other non-operating income	21		1,081,746	1,590,824
Other non-operating expenses	21		(1,230,455)	(1,467,831)
Equity in income of equity accounted investees, net	8		9,560	8,339

Profit before income tax			2,332,632	1,316,233
Income tax expense	23		(395,580)	(384,725)

Profit for the year			1,937,052	931,508

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(16,260)	155,346
Other comprehensive income from associates and joint ventrues			441	200
Related income tax	12, 23		9,259	(37,594)

			(6,560)	117,952

Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22, 23		—	(77)
Foreign currency translation differences for foreign operations	22, 23		(231,738)	(90,503)
Other comprehensive income (loss) from associates and joint ventures	23		905	(5,416)
Related income tax	23		—	19

			(230,833)	(95,977)

Other comprehensive income (loss) for the year, net of income tax			(237,393)	21,975

Total comprehensive income for the year		~~W~~	1,699,659	953,483

Profit attributable to:
Owners of the Controlling Company			1,802,756	906,713
Non-controlling interests			134,296	24,795

Profit for the year		~~W~~	1,937,052	931,508

Total comprehensive income attributable to:
Owners of the Controlling Company			1,596,394	941,953
Non-controlling interests			103,265	11,530

Total comprehensive income for the year		~~W~~	1,699,659	953,483

Earnings per share (In won)
Basic earnings per share	25	~~W~~	5,038	2,534

Diluted earnings per share	25	~~W~~	5,038	2,534

See accompanying notes to the consolidated financial statements

c. Consolidated Statements of Changes in Equity (Appendix-1)

d. Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Profit for the year		~~W~~	1,937,052	931,508
Adjustments for:
Income tax expense	23		395,580	384,725
Depreciation	9,18		2,791,883	2,643,445
Amortization of intangible assets	10,18		422,693	378,126
Gain on foreign currency translation			(187,558)	(250,508)
Loss on foreign currency translation			174,919	161,897
Expenses related to defined benefit plans	12,20		198,241	220,962
Gain on disposal of property, plant and equipment			(101,227)	(14,637)
Loss on disposal of property, plant and equipment			20,030	7,466
Impairment loss on property, plant and equipment			—	1,610
Gain on disposal of intangible assets			(308)	—
Loss on disposal of intangible assets			30	75
Impairment loss on intangible assets			1,809	138
Reversal of impairment loss on intangible assets			(35)	—
Finance income			(202,591)	(58,748)
Finance costs			142,591	187,931
Equity in income of equity method accounted investees, net	8		(9,560)	(8,339)
Other income			(16,812)	(15,546)
Other expenses			253,001	182,468

			3,882,686	3,821,065

Changes in
Trade accounts and notes receivable			484,592	(553,775)
Other accounts receivable			(3,004)	62,981
Inventories			(55,979)	105,688
Other current assets			180,844	126,616
Other non-current assets			(119,002)	(126,256)
Trade accounts and notes payable			113,590	(114,977)
Other accounts payable			106,930	66,930
Accrued expenses			181,509	(16,431)
Provisions			(210,973)	(160,462)
Other current liabilities			(585)	17,272
Defined benefit liabilities, net			(261,966)	(276,459)
Long-term advances received			1,020,470	—
Other non-current liabilities			5,974	21,641

			1,442,400	(847,232)

Cash generated from operating activities			7,262,138	3,905,341
Income taxes paid			(416,794)	(187,816)
Interests received			55,340	48,911
Interests paid			(136,483)	(125,530)

Net cash provided by operating activities		~~W~~	6,764,201	3,640,906

(In millions of won)	Note	2017		2016
Cash flows from investing activities:
Dividends received		~~W~~	8,639	59,820
Proceeds from withdrawal of deposits in banks			2,206,148	3,293,398
Increase in deposits in banks			(1,803,718)	(2,684,810)
Acquisition of financial assets at fair value through profit or loss			—	(1,500)
Acquisition of available-for-sale financial assets			(273)	(859)
Proceeds from disposal of available-for-sale financial assets			917	507
Acquisition of investments in equity accounted investees			(20,309)	—
Proceeds from disposal of investments in equity accounted investees			13,128	29,745
Acquisition of property, plant and equipment			(6,592,435)	(3,735,948)
Proceeds from disposal of property, plant and equipment			160,252	278,067
Acquisition of intangible assets			(454,448)	(405,167)
Proceeds from disposal of intangible assets			1,674	261
Government grants received			1,859	6,393
Receipt from settlement of derivatives			2,592	4,008
Increase in short-term loans			—	(2,132)
Proceeds from collection of short-term loans			1,118	8,202
Increase in long-term loans			(13,930)	(32,498)
Decrease in deposits			4,272	2,436
Increase in deposits			(2,648)	(9,105)
Proceeds from disposal of emission rights			6,090	—

Net cash used in investing activities			(6,481,072)	(3,189,182)

Cash flows from financing activities:
Proceeds from short-term borrowings			—	107,345
Repayments of short-term borrowings			(105,864)	—
Proceeds from issuance of debentures			497,959	597,573
Proceeds from long-term debt			1,195,415	1,667,060
Repayments of long-term debt			—	(347,693)
Repayments of current portion of long-term debt and debentures			(544,731)	(1,520,287)
Capital contribution from non-controlling interests			4,300	—
Subsidiaries’ dividends distributed to non-controlling interests			(5,929)	(17,143)
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			862,242	307,947

Net increase in cash and cash equivalents			1,145,371	759,671
Cash and cash equivalents at January 1			1,558,696	751,662
Effect of exchange rate fluctuations on cash held			(101,507)	47,363

Cash and cash equivalents at December 31		~~W~~	2,602,560	1,558,696

See accompanying notes to the consolidated financial statements

e. Notes to the Consolidated Financial Statements

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2017, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2017, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2017, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2017, there are 24,581,448 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 100
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
Money Market Trust(*2)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 61,471

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017, Continued

(*1)	In June 2017, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~8,557 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”).
(*2)	For the year ended December 31, 2017, the Controlling Company acquired ~~W~~61,471 million in Money Market Trust.

~~W~~603,493 million and ~~W~~349,977 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2017 and 2016.

(c) Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2017				2017
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,805,429	1,801,175	4,254	11,000,647	268
LG Display Japan Co., Ltd.		245,128	244,041	1,087	2,484,558	263
LG Display Germany GmbH		519,989	517,559	2,430	1,846,424	1,441
LG Display Taiwan Co., Ltd.		450,202	439,753	10,449	1,699,164	2,303
LG Display Nanjing Co., Ltd.		690,353	101,291	589,062	527,566	45,649
LG Display Shanghai Co., Ltd.		723,893	719,200	4,693	1,334,361	3,288
LG Display Poland Sp. z o.o.		173,243	8,419	164,825	35,722	1,228
LG Display Guangzhou Co., Ltd.		1,864,870	1,321,134	543,735	2,544,600	143,402
LG Display Shenzhen Co., Ltd.		230,670	227,288	3,383	1,870,152	2,384
LG Display Singapore Pte. Ltd.		365,426	364,604	822	968,583	1,082
L&T Display Technology (Fujian) Limited		322,684	259,558	63,126	1,348,391	(6,912)
LG Display Yantai Co., Ltd.		1,239,341	944,190	295,152	2,212,055	102,017
Nanumnuri Co., Ltd.		5,659	4,540	1,119	21,530	109
LG Display (China) Co., Ltd.		3,395,779	1,473,781	1,921,998	2,922,116	458,940
Unified Innovative Technology, LLC		5,664	14	5,650	—	(1,025)
LG Display Guangzhou Trading Co., Ltd.		98,079	97,038	1,041	626,322	852
Global OLED Technology, LLC		79,429	13,616	65,813	8,160	(4,779)
LG Display Vietnam Haiphong Co., Ltd.		1,066,218	976,339	89,879	148,725	(14,543)
Suzhou Lehui Display Co., Ltd		202,661	90,123	112,538	408,797	3,721

	~~W~~	13,484,717	9,603,663	3,881,056	32,007,873	739,688

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2016				2016
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,956,963	1,939,225	17,738	10,616,003	8,888
LG Display Japan Co., Ltd.		275,902	271,356	4,546	1,841,304	2,148
LG Display Germany GmbH		635,597	630,225	5,372	1,956,743	2,060
LG Display Taiwan Co., Ltd.		603,406	591,555	11,851	1,683,349	3,350
LG Display Nanjing Co., Ltd.		729,928	90,116	639,812	447,544	43,068
LG Display Shanghai Co., Ltd.		778,951	764,890	14,061	1,543,986	5,881
LG Display Poland Sp. z o.o.		162,117	8,579	153,538	47,821	3,070
LG Display Guangzhou Co., Ltd.		2,094,388	1,282,653	811,735	2,517,322	211,874
LG Display Shenzhen Co., Ltd.		257,262	250,895	6,367	1,886,790	2,509
LG Display Singapore Pte. Ltd.		434,194	432,260	1,934	981,219	1,807
L&T Display Technology (Fujian) Limited		374,698	300,695	74,003	1,327,560	18,289
LG Display Yantai Co., Ltd.		1,622,688	1,278,088	344,600	2,402,669	75,010
Nanumnuri Co., Ltd.		4,612	3,602	1,010	16,047	(355)
LG Display (China) Co., Ltd.		3,121,451	1,554,529	1,566,922	1,912,569	52,778
Unified Innovative Technology, LLC		7,497	18	7,479	—	(1,184)
LG Display Guangzhou Trading Co., Ltd.		158,183	157,588	595	424,919	206
Global OLED Technology, LLC		91,062	11,678	79,384	8,480	(6,446)
LG Display Vietnam Haiphong Co., Ltd.		163,535	46,156	117,379	—	(1,018)
Suzhou Lehui Display Co., Ltd.(*)		227,464	115,486	111,978	203,738	(8,236)

	~~W~~	13,699,898	9,729,594	3,970,304	29,818,063	413,699

(*)	Revenue and profit of Suzhou Lehui Display Co., Ltd. for the year ended December 31, 2017 represents financial information subsequent to its acquisition date, July 1, 2016.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 22, 2018, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2018.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 13 and 14(a))

•	Net realizable value of inventories (note 7)

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets and liabilities (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

3.	Summary of Significant Accounting Policies, Continued

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2017, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial yearend and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

3.	Summary of Significant Accounting Policies, Continued

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(l)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(l)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(m)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(n)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 17 to these consolidated financial statements.

(o)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(p)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(p)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(q)	Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

3.	Summary of Significant Accounting Policies, Continued

(r)	Change in Accounting Policies

The Group has consistently applied the accounting policies to the consolidated financial statements for 2017 and 2016 except for the new amendment effective for annual periods beginning on or after January 1, 2017 as mentioned below.

(i) K-IFRS No. 1007, Statement of Cash Flows

The Group has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Group has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 27.

(ii) K-IFRS No. 1012, Income Taxes

The Group has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. There is no impact of applying this amendment on the consolidated financial statements.

(s)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2017, and the Group has not early adopted them.

(i) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, published on September 25, 2015 which will replace the K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, is effective for annual periods January 1, 2018, with early adoption permitted. The Group plans to adopt K-IFRS No. 1109 in its consolidated financial statements for annual periods beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Group not to restate comparative information for prior periods with respect to classification, measurement and impairment changes.

•	Prospective application of new hedge accounting except for those specified in K-IFRS No. 1109 for retrospective application such as accounting for the time value of options and others.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Key features of K-IFRS No. 1109 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, and c) new approach to hedge qualification and methods for assessing hedge effectiveness.

Adoption of K-IFRS No. 1109 necessitates the assessment on the potential impact on the Group’s consolidated financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting K-IFRS No. 1109 on the Group’s consolidated financial statements in 2018 may differ because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

During the year ended December 31, 2017, the Group finalized assessing the impacts of adoption of K-IFRS No. 1109 on its consolidated financial statements, the accounting system and the internal controls in 2017. The potential general impact on its consolidated financial statements resulting from the application of new standards are as follows.

Classification and Measurement of Financial Assets

K-IFRS No. 1109 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model assessment	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost (*1)
Hold to collect contractual cash flows and sell financial assets	FVOCI	FVTPL (*2)
Hold to sell financial assets and others	FVTPL

(*1)	The Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Group may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under K-IFRS No. 1109 are more restrictive than them under K-IFRS No. 1039. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Group. As of December 31, 2017, the Group recognized ~~W~~7,938,886 million of loans and receivable, ~~W~~5,142 million of available-for-sale financial assets and ~~W~~1,552 million of financial assets at fair value through profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Group recognized ~~W~~7,938,886 million of loans and receivables and ~~W~~162 million of debt instruments classified as available-for-sale financial assets and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2017, the Group recognized ~~W~~4,980 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2017, the Group recognized ~~W~~1,552 million of debt instrument classified as FVTPL.

Classification and Measurement of Financial Liabilities

Under K-IFRS No. 1109, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI.

Impairment: Financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under K-IFRS No. 1039. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Under K-IFRS No. 1109, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under K-IFRS No. 1109, credit losses are recognized earlier than that under K-IFRS 1039.

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under K-IFRS No. 1109, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2017, the Group recognized ~~W~~2,943 million of loss allowances for ~~W~~7,941,991 million of debt instrument measured at amortized cost such as loans, receivables and debt instrument classified available-for-sale financial asset.

Hedge accounting

K-IFRS No. 1109 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in K-IFRS No. 1039 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Group. K-IFRS No. 1109 enlarges the risk management objectives and strategy and mitigates hedge accounting requirements including elimination of assessment to determine if it actually to have been highly effective throughout the financial reporting periods for which the hedge was designated and quantified guidance (80-125 percent).

By complying with the hedging rules in K-IFRS 1109, the Group can apply hedge accounting for transactions that do not meet the hedging criteria under K-IFRS 1039 thereby reducing volatility in the profit or loss.

When initially applying K-IFRS 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS 1039 instead of the requirements in K-IFRS 1109.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(ii) K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115, Revenue from contracts with customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers. The Group plans to adopt K-IFRS No. 1115 in its consolidated financial statements for annual periods beginning on January 1, 2018, using the retrospective approach. As a result, the Group also will apply retrospective approach for the comparative periods presented in its consolidated financial statements in accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors. The Group plans to use the practical expedients for completed contracts as of January 1, 2017 and accordingly the revenue in connection with those contracts will not be restated.

Revenue recognition criteria in K-IFRS No. 1018 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

During the year ended December 31, 2017, the Group finalized assessing the financial impact of the adoption of K-IFRS No. 1115 on its consolidated financial statements. As a result, the potential general impact on its consolidated financial statements resulting from the application of the new standard is as follows.

Variable Consideration

The consideration received from customers may be variable as the Group allows its customers to return their products, if any fault, according to the contracts. The Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, it is expected that the refund liability and a new asset for the right to recover returned goods will be increased by ~~W~~9,789 million, respectively, as of January 1, 2018.

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(iii) K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease and reassess whether a contract is, or contains, a lease at the date of initial application. However, as a practical expedient, the Group is not required to reassess for contracts entered into, or changed, on or after January 1, 2019. The Group is currently assessing the potential impact on its consolidated financial statements resulting from the application of new standards.

(iv) K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. K-IFRS No. 2122 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the potential impact on its condensed consolidated financial statements resulting from the application of new interpretation.

ø	Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

(3) Separate Financial Statements

Separate Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Assets
Cash and cash equivalents	4, 26	~~W~~	566,408	259,467
Deposits in banks	4, 26		580,770	1,076,520
Trade accounts and notes receivable, net	5, 14, 26, 28		4,673,570	5,128,925
Other accounts receivable, net	5, 26		687,109	403,744
Other current financial assets	6, 26		13,499	7,696
Inventories	7		1,682,245	1,706,983
Other current assets	5		177,473	129,240

Total current assets			8,381,074	8,712,575
Deposits in banks	4, 26		11	13
Investments	8		2,683,941	2,656,026
Other non-current financial assets	6, 26		64,772	52,649
Property, plant and equipment, net	9		12,487,001	8,757,973
Intangible assets, net	10		731,373	673,966
Deferred tax assets	24		727,248	653,613
Other non-current assets	5		333,995	305,935

Total non-current assets			17,028,341	13,100,175

Total assets		~~W~~	25,409,415	21,812,750

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,391,493	2,738,383
Current financial liabilities	11, 26		1,060,735	667,735
Other accounts payable	26		2,701,823	1,921,141
Accrued expenses			755,062	590,129
Income tax payable			235,593	155,641
Provisions	13		73,685	54,040
Advances received	14		142,700	18,944
Other current liabilities	13		33,514	30,331

Total current liabilities			7,394,605	6,176,344
Non-current financial liabilities	11, 26		3,165,413	3,185,449
Non-current provisions	13		28,312	8,155
Defined benefit liabilities, net	12		94,535	142,212
Long-term advances received	14		830,335	—
Other non-current liabilities	13		66,956	65,143

Total non-current liabilities			4,185,551	3,400,959

Total liabilities			11,580,156	9,577,303

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		9,789,067	8,195,255

Total equity			13,829,259	12,235,447

Total liabilities and equity		~~W~~	25,409,415	21,812,750

See accompanying notes to the separate financial statements.

b. Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share)	Note	2017		2016
Revenue	17, 28	~~W~~	25,591,082	24,419,295
Cost of sales	7, 18		(21,718,047)	(21,748,952)

Gross profit			3,873,035	2,670,343
Selling expenses	19		(666,891)	(414,053)
Administrative expenses	19		(473,477)	(428,862)
Research and development expenses			(1,195,937)	(1,118,290)

Operating profit			1,536,730	709,138

Finance income	22		763,489	462,504
Finance costs	22		(119,534)	(141,765)
Other non-operating income	21		790,476	1,254,374
Other non-operating expenses	21		(931,294)	(1,046,484)

Profit before income tax			2,039,867	1,237,767
Income tax expense	23		260,146	270,689

Profit for the year			1,779,721	967,078

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(16,260)	155,346
Related income tax	12, 23		9,259	(37,594)

			(7,001)	117,752
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22, 23		—	(77)
Related income tax	22, 23		—	19

			—	(58)

Other comprehensive income (loss) for the year, net of income tax			(7,001)	117,694

Total comprehensive income for the year		~~W~~	1,772,720	1,084,772

Earnings per share (In won)
Basic earnings per share	25	~~W~~	4,974	2,703

Diluted earnings per share	25	~~W~~	4,974	2,703

See accompanying notes to the separate financial statements.

c. Separate Statements of Changes in Equity (Appendix-2)

d. Separate Statements of Cash Flows

For the years ended December 31, 2017 and 2016.

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Profit for the year		~~W~~	1,779,721	967,078
Adjustments for:
Income tax expense	23		260,146	270,689
Depreciation	9, 18		1,732,901	1,864,164
Amortization of intangible assets	10, 18		391,580	349,095
Gain on foreign currency translation			(143,514)	(205,891)
Loss on foreign currency translation			143,022	105,240
Expenses related to defined benefit plans	12, 20		196,853	220,784
Gain on disposal of property, plant and equipment			(139,053)	(58,142)
Loss on disposal of property, plant and equipment			11,620	6,428
Gain on disposal of intangible assets			(308)	(900)
Loss on disposal of intangible assets			30	75
Impairment loss on intangible assets			1,809	138
Reversal of impairment loss on intangible assets			(35)	—
Finance income			(761,617)	(455,587)
Finance costs			80,995	126,555
Other income			(17,127)	(15,546)
Other expenses			219,491	140,174

			1,976,793	2,347,276
Changes in
Trade accounts and notes receivable			316,119	(710,920)
Other accounts receivable			(63,844)	(3,121)
Inventories			24,738	143,230
Other current assets			14,807	47,946
Other non-current assets			(112,015)	(91,028)
Trade accounts and notes payable			(272,656)	(504,825)
Other accounts payable			161,337	32,688
Accrued expenses			166,035	(19,505)
Provisions			(177,439)	(124,256)
Other current liabilities			(6,883)	(8)
Defined benefit liabilities, net			(260,790)	(276,449)
Long-term advances received			1,020,470	—
Other non-current liabilities			6,368	18,109

			816,247	(1,488,139)
Cash generated from operating activities			4,572,761	1,826,215
Income taxes paid			(232,477)	(43,470)
Interests received			25,017	32,315
Interests paid			(93,487)	(95,434)

Net cash provided by operating activities		~~W~~	4,271,814	1,719,626

(In millions of won)	Note	2017		2016
Cash flows from investing activities:
Dividends received		~~W~~	409,015	538,935
Increase in deposits in banks			(1,334,015)	(2,326,520)
Proceeds from withdrawal of deposits in banks			1,826,523	2,682,102
Acquisition of financial assets at fair value through profit or loss			—	(1,500)
Acquisition of available-for-sale financial assets			(7)	—
Proceeds from disposal of available-for-sale financial assets			917	487
Acquisition of investments			(81,779)	(131,357)
Proceeds from disposal of investments			13,128	30,125
Acquisition of property, plant and equipment			(4,859,831)	(2,549,822)
Proceeds from disposal of property, plant and equipment			199,769	331,534
Acquisition of intangible assets			(437,290)	(396,581)
Proceeds from disposal of intangible assets			1,674	1,166
Government grants received			1,859	4,425
Receipt from settlement of derivatives			2,592	4,008
Proceeds from collection of short-term loans			1,118	6,070
Increase in long-term loans			(13,930)	(27,300)
Increase in deposits			(1,388)	(200)
Decrease in deposits			1,184	914
Proceeds from disposal of emission rights			6,090	—

Net cash used in investing activities			(4,264,371)	(1,833,514)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			—	107,345
Repayments of short-term borrowings			(105,864)	—
Proceeds from issuance of debentures			497,959	597,573
Proceeds from long-term debt			630,000	1,103,221
Repayments of current portion of long-term debt and debentures			(544,557)	(1,363,920)
Payment guarantee fee received			868	—
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			299,498	265,311

Net increase in cash and cash equivalents			306,941	151,423
Cash and cash equivalents at January 1			259,467	108,044

Cash and cash equivalents at December 31			566,408	259,467

See accompanying notes to the separate financial statements.

e. Notes to the Separate Financial Statements

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2017, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2017, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2017, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2017, there are 24,581,448 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 22, 2018, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2018.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 13 and 14.(a))

•	Net realizable value of inventories (note 7)

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets and liabilities (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2017, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iii) Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

(g)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

3.	Summary of Significant Accounting Policies, Continued

(h)	Government Grants, Continued

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(l)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(l)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(m)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(n)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(o)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(p)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(p)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(q)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(r)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss

3.	Summary of Significant Accounting Policies, Continued

(s)	Changes in Accounting Policies

The Company has consistently applied the accounting policies to the separate financial statements for 2017 and 2016 except for the new amendment effective for annual periods beginning on or after January 1, 2017 as mentioned below.

(i) K-IFRS No. 1007, Statement of Cash Flows

The Company has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Company has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 27.

(ii) K-IFRS No. 1012, Income Taxes

The Company has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. There is no impact of applying this amendment on the separate financial statements.

(t)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2017, and the Company has not early adopted them.

(ii) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, published on September 25, 2015 which will replace the K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, is effective for annual periods January 1, 2018, with early adoption permitted. The Company plans to adopt K-IFRS No. 1109 in its separate financial statements for annual periods beginning on or after January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Company not to restate comparative information for prior periods with respect to classification, measurement and impairment changes.

•	Prospective application of new hedge accounting except for those specified in K-IFRS No. 1109 for retrospective application such as accounting for the time value of options and others.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

Key features of K-IFRS No. 1109 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, and c) new approach to hedge qualification and methods for assessing hedge effectiveness.

Adoption of K-IFRS No. 1109 necessitates the assessment on the potential impact on the Company’s separate financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting K-IFRS No. 1109 on the Company’s separate financial statements in 2018 may differ because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

During the year ended December 31, 2017, the Company finalized assessing the impacts of adoption of K-IFRS No. 1109 on its separate financial statements, the accounting system and the internal controls in 2017. As a result, the potential general impact on its separate financial statements resulting from the application of new standards are as follows:

Classification and Measurement of Financial Assets

K-IFRS No. 1109 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model assessment	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)
Hold to collect contractual cash flows and sell financial assets	FVOCI	FVTPL(*2)
Hold to sell financial assets and others	FVTPL

(*1)	The Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Company may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under K-IFRS No. 1109 are more restrictive than them under K-IFRS No. 1039. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Company. As of December 31, 2017, the Company recognized ~~W~~6,580,886 million of loans and receivable, ~~W~~2,859 million of available-for-sale financial assets and ~~W~~1,552 million of financial assets at fair value through profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Company recognized ~~W~~6,580,886 million of loans and receivables and ~~W~~162 million of debt instruments classified as available-for-sale financial assets and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2017, the Company recognized ~~W~~2,697 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2017, the Company recognized ~~W~~1,552 million of debt instrument classified as FVTPL.

Classification and Measurement of Financial Liabilities

Under K-IFRS No. 1109, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI.

Impairment: Financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under K-IFRS No. 1039. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

Under K-IFRS No. 1109, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under K-IFRS No. 1109, credit losses are recognized earlier than that under K-IFRS 1039.

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under K-IFRS No. 1109, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2017, the Company recognized ~~W~~1,662 million of loss allowances for ~~W~~6,582,710 million of debt instrument measured at amortized cost such as loans, receivables and debt instrument classified available-for-sale financial asset.

Hedge accounting

K-IFRS No. 1109 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in K-IFRS No. 1039 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Company. K-IFRS No. 1109 enlarges the risk management objectives and strategy and mitigates hedge accounting requirements including elimination of assessment to determine if it actually to have been highly effective throughout the financial reporting periods for which the hedge was designated and quantified guidance (80-125 percent).

By complying with the hedging rules in K-IFRS 1109, the Company can apply hedge accounting for transactions that do not meet the hedging criteria under K-IFRS 1039 thereby reducing volatility in the profit or loss.

When initially applying K-IFRS 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS 1039 instead of the requirements in K-IFRS 1109.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

(ii) K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115, Revenue from contracts with customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers. The Company plans to adopt K-IFRS No. 1115 in its separate financial statements for annual periods beginning on January 1, 2018, using the retrospective approach. As a result, the Company also will apply retrospective approach for the comparative periods presented in its separate financial statements in accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors. The Company plans to use the practical expedients for completed contracts as of January 1, 2018 and accordingly the revenue in connection with those contracts will not be restated.

Revenue recognition criteria in K-IFRS No. 1018 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

During the year ended December 31, 2017, the Company finalized assessing the financial impact of the adoption of K-IFRS No. 1115 on its separate financial statements. As a result, the potential general impact on its separate financial statements resulting from the application of the new standard is as follows:

Variable Consideration

The consideration received from customers may be variable as the Company allows its customers the right to return their products, if any fault, according to the contracts. The Company shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Company shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Company does not expect to be entitled. As a result of this change, it is expected that the refund liability and a new asset for the right to recover returned goods will be increased by ~~W~~9,789 million, respectively, as of January 1, 2018.

3.	Summary of Significant Accounting Policies, Continue

(iii) K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Company assesses whether the contract is, or contains, a lease and reassess whether a contract is, or contains, a lease at the date of initial application. However, as a practical expedient, the Company is not required to reassess for contracts entered into, or changed, on or after January 1, 2019. The Company is currently assessing the potential impact on its separate financial statements resulting from the application of new standards.

(iv) K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. K-IFRS No. 2122 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the potential impact on its separate financial statements resulting from the application of new interpretation.

ø Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

ø Appendix-1. Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non- controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the year
Profit for the year		—	—	906,713	—	906,713	24,795	931,508

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	117,752	—	117,752	—	117,752
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(77,238)	(77,238)	(13,265)	(90,503)
Other comprehensive income (loss) from associates and joint ventures		—	—	200	(5,416)	(5,216)	—	(5,216)

Total other comprehensive income (loss)		—	—	117,952	(82,712)	35,240	(13,265)	21,975

Total comprehensive income (loss) for the year	~~W~~	—	—	1,024,665	(82,712)	941,953	11,530	953,483

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(17,143)	(17,143)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052

Other comprehensive income (loss )
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	—	(7,001)	—	(7,001)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(200,707)	(200,707)	(31,031)	(231,738)
Other comprehensive income from associates and joint ventures		—	—	441	905	1,346	—	1,346

Total other comprehensive loss		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

Total comprehensive income (loss) for the year	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

See accompanying notes to the consolidated financial statements.

ø Appendix-2. Seperate Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

	Share		Share	Retained		Total
(In millions of won)	capital		premium	earnings	Reserves	equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive income for the year
Profit for the year		—	—	967,078	—	967,078

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	117,752	—	117,752

Total other comprehensive income (loss)		—	—	117,752	(58)	117,694

Total comprehensive income (loss) for the year	~~W~~	—	—	1,084,830	(58)	1,084,772

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	8,195,255	—	12,235,447

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	—	12,235,447

Total comprehensive income for the year
Profit for the year		—	—	1,779,721	—	1,779,721
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	—	(7,001)

Total other comprehensive loss		—	—	(7,001)	—	(7,001)

Total comprehensive income for the year	~~W~~	—	—	1,772,720	—	1,772,720

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	9,789,067	—	13,829,259

See accompanying notes to the separate financial statements.

B.	Agenda 2: Appointment of Directors

- The following 3 candidates were proposed to be reappointed and newly appointed as directors.

2-1) Sung Sik Hwang (Outside Director )

•	Date of birth: July, 1956

•	Candidate for Outside Director: Yes

•	Nominator: Outside Director Nomination Committee

•	Appointment Term: 3 years

•	Type of appointment: Reappointed

•	Main experience: Vice President of Samil PwC Korea, President of Samchully

•	Present position: Outside Director of LG Display

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

2-2) Byungho Lee (Outside Director)

•	Date of birth: July, 1964

•	Candidate for Outside Director: Yes

•	Nominator: Outside Director Nomination Committee

•	Appointment Term: 3 years

•	Type of appointment: Newly Appointed

•	Main experience: Head of Electrical and Computer Engineering, Seoul National University

            Vice President, Optical Society of Korea

•	Present position: Professor, Electrical and Computer Engineering, Seoul National University

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

2-3) Sang Beom Han (Standing Director)

•	Date of birth: June, 1955

•	Candidate for Outside Director: None

•	Nominator: Board of Directors

•	Appointment Term: 3 years

•	Type of appointment: Reappointed

•	Main experience: Head of TV Business Unit, LG Display

•	Present position: CEO & President, LG Display

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

C.	Agenda 3: Appointment of Audit Committee Members

- The following 1 candidate was proposed to be reappointed as Audit Committee Member.

Name: Sung Sik Hwang

•	Date of birth: July, 1956

•	Candidate for Outside Director: Yes

•	Nominator: Board of Directors

•	Appointment Term: 3 years

•	Type of appointment: Reappointed

•	Main experience: Vice President of Samil PwC Korea, President of Samchully

•	Present position: Outside Director of LG Display

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

D.	Agenda 4: Approval of Remuneration Limit for Directors

- Remuneration limit for directors in 2018 is for all 7 directors including 4 outside directors.

The remuneration limit in 2018 is same as that of 2017.

Category	FY2017	FY2018
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 8.5 billion

IV.	Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

A. Name of Solicitor: LG Display Co., Ltd.

B. Number of LG Display Shares Held by Solicitor: None

C. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.90%
Sang Beom Han	Director (President, CEO)	31,355 (Common stock)	0.01%
Sang Don Kim	Director (CFO)	4,000 (Common stock)	0.00%
Total	—	135,660,355 (common stock)	37.91%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Won Jong Han	Daniel Kim
Number of Shares Held by Agents as of 2017 End.	50	—
Relationship with LGD	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

- All shareholders holding more than 10,000 shares of LGD common stock

4. Others

- The Period of Proxy Instruction: From Feb. 26, 2018 to Mar. 14, 2018 (Prior to the AGM day)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)
Date: February 21, 2018	By: /s/ Heeyeon Kim
(Signature)
Name: Heeyeon Kim
Title: Head of IR / Vice President